2404 Hwy 30 W PO Box 309 Denison, IA 51442 Ph. (800) 590-2827 Fax (712) 263-4134 Email: ae@amzenergy.com www.amzenergy.com
April 7, 2008
VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549-7010

Re:	Amaizing Energy Holding Company, LLC — Registration Statement on Form S-1/A
File No. 333-142792
Request for Withdrawal
Ladies and Gentlemen:
     Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Amaizing Energy Holding Company, LLC (the “Registrant”) hereby requests the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-142792), together with all exhibits thereto, originally filed with the Commission on May 10, 2007, on the grounds that current market conditions do not support an offering of the Registrant’s membership units at this time. No securities have been offered or sold pursuant to the Registration Statement for which withdrawal is being requested. The Registrant may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.
Sincerely,
/s/ Sam Cogdill
Sam Cogdill, Chairman